UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

Page 2 of 7 Pages

1	Names of Reporting Persons Spectrum Group Management LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 839,416
	6	Shared Voting Power 0
	7	Sole Dispositive Power 839,416
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 839,416
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 2.7%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jeffrey A. Schaffer
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 839,416
	6	Shared Voting Power 0
	7	Sole Dispositive Power 839,416
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 839,416
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 2.7%
12	Type of Reporting Person (See Instructions) IN, HC

Page 4 of 7 Pages

Item	1(a)	Name of Issuer: YRC Worldwide Inc. (the “Issuer”)

	1(b)	Address of the Issuer’s Principal Executive Offices: 10990 Roe Avenue, Overland Park, Kansas 66211

Item	2(a)	Name of Person Filing:

Spectrum Group Management LLC (the “Investment Manager”) and Mr. Jeffrey A. Schaffer (“Mr. Schaffer”, and together with the Investment Manager, the “Reporting Persons”), who is the sole member of the Investment Manager and controls its business activities.

	2(b)	Principal Business Address or, if none, Residence:

1250 Broadway, 19th Floor

New York, New York 10001

	2(c)	Citizenship of Person Filing:

The Investment Manager is a Delaware limited liability company and Mr. Schaffer is a citizen of the United States of America.

	2(d)	Title of Class of Securities: Common Stock

	2(e)	CUSIP Number: 984249607

Item	3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

Page 5 of 7 Pages

		(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

		(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

		(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

		If filing as a non-U.S. institution in accordance with §240.13d-1(b) (1)(ii)(J), please specify the type of institution:

Item	4.	Ownership:

		The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on this Schedule 13G is hereby incorporated by reference.

Item	5.	Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

		Not applicable.

Item	7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

		Not applicable.

Item	8.	Identification and Classification of Members of the Group:

		Not applicable.

Item	9.	Notice of Dissolution of Group:

		Not applicable.

Item	10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

SPECTRUM GROUP MANAGEMENT LLC *

By:	/s/ Jeffrey A. Schaffer
Name: Jeffrey A. Schaffer
Title: Managing Member

JEFFREY A. SCHAFFER*

By:	/s/ Jeffrey A. Schaffer

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Page 7 of 7 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Spectrum Group Management LLC and Jeffrey A. Schaffer hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 17, 2015

SPECTRUM GROUP MANAGEMENT LLC

By:	/s/ Jeffrey A. Schaffer
Name: Jeffrey A. Schaffer
Title: Managing Member

JEFFREY A. SCHAFFER

By:	/s/ Jeffrey A. Schaffer